July 17, 2015

Mr. Brian Cascio

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Anixter International Inc.
Form 10-K for the fiscal year ended January 2, 2015
Filed February 17, 2015
Form 8-K filed June 3, 2015
File No. 001-10212

Dear Mr. Cascio:

Anixter International Inc. (the “Company”) submits this letter in response to your letter dated July 9, 2015. For convenience, we have restated the SEC comment in bold, followed by the Company’s response directly below each comment.

If you have any questions please call me at 224-521-4281. You can also contact the individuals below.

Todd Heeter, Vice President – Assistant Corporate Controller	224-521-8568
Terry Faber, Senior Vice President – Controller	224-521-8715

Form 8-K filed June 3, 2015

Exhibit 99.2

Unaudited Pro Forma Condensed Consolidated Statement of Income

1.	We note the pro forma statements you have presented in the filing. Please note that for discontinued operations meeting the definition in ASC 205-10-05 and that are not yet reflected in the annual historical statements of the registrant, pro forma income statements are typically required for the three most recent fiscal years and subsequent interim period. Please amend to provide this information or advise us.

Management’s Response

The disposition of the Fasteners business met the definition of discontinued operations in accordance with ASC 205-10-05 in the first quarter of 2015. The Company acknowledges the guidance contained in paragraph b. of Item 3230.2 of the Securities and Exchange Commission Division of Corporation Finance – Financial Reporting Manual. However, we followed the guidelines in Item 2.01 of Form 8-K which provides instruction for reporting the disposition of assets as well as Rule 1-02(w) of Regulation S-X which defines significance relative to subsidiaries and Rule 11-01 of Regulation S-X which identifies when it is necessary to provide pro forma financial information. Considering that the disposition of the Fasteners business triggers only one of the significance tests contained in the regulations (the “assets test”) at the lowest level (greater than 10% and less than 20%), the Company believes that, consistent with the general guidance for the presentation of pro forma statements of income contained in Item 3230.1 of the Financial Reporting Manual, one year of income statement information is sufficient information.

We note the pro forma adjustment decreasing Operating income by $50.8 million. Tell us why that amount is different from Operating income of $39.1 million you reported for the Fastener segment on page 68 of your Form 10-K for the fiscal year ended January 2, 2015. Please revise this pro forma statement of income, and the other statements provided in response to the comment above, to reference the adjustment to a footnote that explains how the amount was derived, the assumptions involved and how these assumptions differ from the policies used for your segment reporting. Refer to Rule 11-02(b)(6) of Regulation S-X.

Management’s Response

The Fasteners business results presented in Form 10-K for the fiscal year ended January 2, 2015 reflected Operating income of $39.1 million, which included corporate allocated costs of $11.7 million. Corporate allocated costs included such items as financing, tax, information technology, legal and other related services. Per ASC 205-20-45-9, general corporate overhead shall not be allocated to discontinued operations. Therefore, for purposes of presentation of pro forma financial statements in Form 8-K, these costs were excluded from the pro forma adjustments for the disposition of the Fasteners business. Our Form 8-K filing discloses that the Unaudited Pro Forma Condensed Consolidated Financial Statements and the accompanying notes should be read in conjunction with the historical consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2015 and the Company’s Quarterly Report on Form 10-Q for the three months ended April 3, 2015.

In our Form 10-Q for the quarterly period ended April 3, 2015, in Note 10. Business Segments, we disclosed that “We incur corporate expenses to obtain and coordinate financing, tax, information technology, legal and other related services, certain of which are rebilled to subsidiaries. These corporate expenses are allocated to the segments based primarily on projected sales and estimated use of time. A portion of these corporate expenses are reported in the corporate segment as they historically had been allocated to the Fasteners segment but are not considered directly related to discontinued operations.”

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in their review of our filing or in response to its comments on our filing.

Sincerely,

/s/ Theodore A. Dosch
Theodore A. Dosch
Executive Vice President – Finance
Chief Financial Officer

Cc:	Li Xiao
Kevin Kuhar, Senior Accountant